SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                 FORM 6-K

                         REPORT OF FOREIGN ISSUER
                 PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                      For the month of January, 2000

                           CREO PRODUCTS INC.
          (Exact name of Registrant as specified in its charter)


                             3700 Gilmore Way
                      Burnaby, B.C. Canada  V5G 4M1
                 (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F   x       Form 40-F
                ---                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes           No   x
         ---           ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.)

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit
Number                    Description of Exhibits
-------                   ------------------------

    1                     Creo Products Inc. Material Change Report under
                          Section 85(1) of the Securities Act (British
                          Columbia) and Material Change Report under
                          Section 75(2) of the Securities Act (Ontario) on Form 27, filed on January 20, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.







































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                                SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  CREO PRODUCTS INC.



                                  By:        /s/ Thomas Kordyback
                                      ----------------------------------
                                      Name:  Thomas Kordyback
                                      Title: Vice President, Finance,
                                             Chief Financial Officer
                                             and Secretary

Date:  January 24, 2000



































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

                          EXHIBIT 1 TO FORM 6-K





         Creo Products Inc. Material Change Report under Section 85(1) of the Securities Act (British Columbia) and Material Change Report under
Section 75(2) of the Securities Act (Ontario) on Form 27, filed on January 20, 2000 with the British Columbia Securities Commission,
Province of British Columbia, Canada and the Ontario Securities
Commission, Province of Ontario, Canada.







































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

                                 FORM 27

            MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
                    SECURITIES ACT (BRITISH COLUMBIA)

                       MATERIAL CHANGE REPORT UNDER
              SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)


1.       Reporting Issuer

         CREO PRODUCTS INC. ("Creo")
         3700 Gilmore Way
         Burnaby, British Columbia
         V5G 4M1

2.       Date of Material Change

         January 18, 2000

3.       Press Release

         Date of Issuance:        January 18, 2000

         Place of Issuance:       Vancouver, British Columbia and
                                  Herzlia, Israel

4.       Summary of Material Change

         Creo has entered into an asset purchase agreement dated January 17, 2000 (the "Asset Purchase Agreement") with Scitex Corporation Ltd. ("Scitex") of Herzlia, Israel to combine their respective worldwide prepress operations. The combined entity will capitalize on strong synergies in technology, products, service and distribution to create a leading provider of worldwide digital prepress solutions.

         Under the Asset Purchase Agreement, Creo will acquire all of the assets of Scitex's digital preprint and print-on-demand businesses (the "Business") in exchange for 13,250,000 common shares in the capital of Creo valued, based on the closing price of Creo's shares on the Nasdaq National Market on January 14, 2000, at US$537 million.

         Upon completion of the transaction, Scitex will become a major shareholder in Creo with approximately 27% of the outstanding shares of Creo on a fully diluted basis. Rimon Ben-Shaoul, Chair of Scitex's Board and Yoav Z. Chelouche, Scitex's President and Chief Executive Officer, will be added to Creo's board of directors, and Mr. Chelouche will be appointed Co-Chair of the board, together with Dr. Raffi Amit.



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

         Closing of the transaction is subject to regulatory approvals and the approval of Creo's shareholders at a meeting to be held on March 30, 2000.

5.       Full Description of Material Change

The following are the principal terms of the Asset Purchase Agreement:

Assets to be acquired:     All of the assets of the Business including:

                           (i)    shares of various subsidiaries;

                           (ii)   intellectual property (including
                                  patents, trademarks and know-how)
                                  primarily used in the Business, subject
                                  to a license back to Scitex, generally
                                  at fair market value, to use this
                                  intellectual property in the retained
                                  business;

                           (iii) a licence to use the "Scitex" name and logo in the Business;

                           (iv)   inventory and other current assets,
                                  real property, receivables, third party
                                  software;

                           (v)    other assets reflected on the audited
                                  balance sheet of the Business dated
                                  December 31, 1999 ("December Balance
                                  Sheet"), with changes as may occur in
                                  the ordinary course of business to the
                                  Closing;

                           (vi)   cash or equivalents in an amount
                                  sufficient to bring the book value of
                                  the net tangible assets of the Business
                                  included in the December Balance Sheet,
                                  to US$221 million.

Liabilities Assumed:       All liabilities of the Business to the extent
                           reflected on the December Balance Sheet or incurred in the ordinary course or business thereafter.

Closing: The first day of the month following the month in which all closing conditions, including regulatory approvals, and the expiration of all required waiting periods, are satisfied or waived. The required approvals include those of certain governmental authorities in Israel, the United States and Europe and, of course, shareholder approval.

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

Conduct of the Business:   Until Closing, Scitex is required to operate
                           the Business (i) exclusively, to the extent possible, as a separate entity for the benefit of Creo and (ii) in the usual, regular and ordinary course, and to use its reasonable best efforts to preserve intact the Business as conducted at December 31, 1999.

                           Profits and losses of the Business from
                           December 31, 1999 to Closing will be for the account of Creo.

Cash adjustment:           Within 45 days of closing, Scitex must deliver
                           audited financial statements of the Business for the period from January 1, 2000 to Closing
                           ("Closing Financial Statements"). Scitex will pay Creo the amount of net income earned by the Business as shown on these statements; if there is a net loss, Creo will reimburse
                           Scitex, subject to adjustment to the extent of any increase or decrease in net non-cash tangible assets of the Business from December 31, 1999 to Closing.

Non-compete:               Until the later of five years from Closing and
                           the date on which Scitex owns less than 15% of the outstanding Creo shares, Scitex agrees that it will not, and that it will cause its controlled subsidiaries not to compete directly or indirectly with the Business.

Non-solicitation of
employees:                 The parties have agreed that they will not
                           solicit the employees of the other for a period of two years from Closing.

Employee matters:          (i)    Creo has agreed for 18 months from
                                  Closing to provide compensation and
                                  benefits to employees of the Business
                                  that are no less favourable in the
                                  aggregate than those currently provided
                                  by Scitex.

                           (ii)   Scitex will cancel 50% of outstanding
                                  unvested Scitex stock options held by
                                  employees of the Business who move over
                                  to Creo as of the Closing, and Creo
                                  will issue replacement stock options
                                  with an exercise price equal to the
                                  fair market value of Creo common shares
                                  on the date of grant, in an aggregate
                                  amount equal to 50% of the spread
                                  between the fair market value of Scitex

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

                                  shares as of the date of the Agreement,
                                  and the exercise price of the unvested
                                  Scitex options.

Board representation:      For so long as Scitex owns 15% or more of
                           Creo's outstanding shares, it will be
                           permitted two representatives on Creo's board, one of whom shall be a member of each of the significant committees of the board. For so long as Scitex owns 7.5% or more of the outstanding Creo shares, it will be permitted to designate a Co-Chair of Creo's board.

                           If Creo increases the size of its board, the number of Scitex designees would increase proportionately.

Services Agreement:        The parties will enter into an agreement on
                           Closing pursuant to which Creo will provide certain services to Scitex and certain of its retained businesses.

Indemnities:               Generally, the representations and warranties
                           of the parties will not survive the Closing, except for certain representations of Scitex as to:

                           (i)    the accuracy, to the best of its
                                  knowledge, of the December Financial
                                  Statements and Closing Date Financial
                                  Statements, which will survive until
                                  December 31, 2000;

                           (ii)   the assets being acquired being
                                  sufficient to conduct the Business,
                                  which will survive indefinitely;

                           (iii)  payment of Taxes, which will survive
                                  until 30 days after the expiry of any
                                  applicable statute of limitations.

                           In addition, Scitex will indemnify Creo for all liabilities in respect of income taxes of the Business for all taxable periods prior to December 31, 1999 and any income taxes imposed upon gains related to the closing of the asset purchase transactions.

The Asset Purchase Agreement also contemplates that at the Closing, Scitex will enter into, among other agreements, a Standstill Agreement having a 5 year term, except as indicated below.

The Standstill Agreement

The principal terms of the Standstill Agreement are:

Parties subject to standstill:   Scitex and each of its majority
                                 subsidiaries.

Voting:

(i)      Election of directors   Scitex must vote in favour of nominees
                                 nominated by Creo's board.

(ii)     Business combinations
         and takeover defences   Scitex must vote its shares, at its
                                 election, either:

                                 (a)    as recommended by a majority of
                                        Creo's board;

                                 (b)    in the same proportion as Creo's
                                        other shareholders vote.

                                 on the following matters voted on by
                                 Creo shareholders:

                                 (a)    adoption and modification of
                                        take-over defences;

                                 (b)    for three years from Closing, a
                                        sale of Creo, including a sale of
                                        substantially all its assets or a
                                        merger, consolidation or
                                        amalgamation in which it is not
                                        the survivor if:

                                        (i)  the transaction has been
                                             approved by at least 51% of
                                             Creo's shareholders (or 75%
                                             of those unaffiliated with
                                             Scitex), and

                                        (ii) Scitex receives a net
                                             consideration at least equal
                                             to US$490 million plus an
                                             internal rate of return
                                             calculated in accordance
                                             with the provisions of the
                                             standstill agreement.

Ownership restrictions:          Scitex's ownership of Creo shares is
                                 limited to the greater of (i) 15 million shares and (ii) the percentage of Creo's outstanding shares on a fully diluted basis to be owned by Scitex at Closing
                                 (i.e. approximately 27%). To the extent that the number of outstanding shares increases, Scitex may purchase additional shares to maintain its percentage ownership.

Restrictions on sale:            (i)    Scitex may sell at any time with
                                        the consent of a majority of the
                                        non-Scitex directors of Creo;

                                 (ii)   during the first six months after
                                        Closing Scitex may not sell
                                        except to an affiliate which
                                        agrees to be bound by the
                                        Standstill Agreement;

                                 (iii)  during the second six months
                                        after Closing, Scitex may not
                                        sell except (a) to an affiliate
                                        which agrees to be bound by the
                                        Standstill Agreement; (b) up to
                                        an aggregate of 10% of its
                                        Shares, in compliance with the
                                        provisions set out below during
                                        years 2 to 5 following closing:

                                        (a)  pursuant to a registered
                                             underwritten offering in
                                             which no single purchase
                                             acquires more than 2% of the
                                             outstanding shares;

                                        (b)  pursuant to SEC Rule 144;

                                        (c)  to an affiliate which agrees
                                             to be bound;

                                        (d)  pursuant to a tender offer
                                             for all outstanding shares
                                             by a third party that is not
                                             rejected by the Creo board;

                                        (e)  up to 4.9% to any investor
                                             in a private sale provided
                                             that the investor does not
                                             as a result hold, either
                                             alone or as part of a group,
                                             more than 5% of the
                                             outstanding shares;

                                        (f)  to shareholders of Scitex by
                                             way of dividend, provided
                                             that as a result no
                                             shareholder holds more than
                                             17% of the outstanding Creo
                                             shares, unless the
                                             shareholder agrees to be
                                             bound by the Standstill
                                             Agreement to the extent that
                                             they are still in force

Control limitations:             During the Standstill Period, neither
                                 Scitex nor any of its majority or
                                 wholly-owned subsidiaries may:

                                 (i)    seek to exercise controlling
                                        influence over Creo (otherwise
                                        than through its representation
                                        on the board or through
                                        exercising its voting rights in a
                                        manner consistent with the
                                        Standstill Agreement;

                                 (ii)   present any proposal to Creo or a
                                        third party that would result in
                                        a change of control of Creo or
                                        increase Scitex's then percentage
                                        ownership, including a merger,
                                        recapitalization, sale of
                                        substantially all the assets or
                                        other business combination, or a
                                        tender offer for Creo securities;

                                 (iii)  encourage or assist any other
                                        person to make such a proposal;

                                 (iv)   publicly announce its interest in
                                        engaging or having some other
                                        person engage in any such
                                        proposal;

                                 (v)    solicit or participate in a proxy
                                        solicitation in opposition to a
                                        recommendation of Creo's board;

                                 (vi)   form or become part of a group
                                        for the purpose of acquiring,
                                        holding, voting or disposing of
                                        Creo securities;

                                 (vii)  make a shareholder proposal to
                                        Creo's shareholders or seek to
                                        elect any person to the board
                                        except consistently with the
                                        Standstill Agreement;

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

                                 (viii) engage in any other conduct,
                                        whether alone or in concert with
                                        others, designed to effect a
                                        change in control of Creo or to
                                        circumvent any of the preceding
                                        restrictions.

Registration Rights:             During years 2-5 following Closing
                                 Scitex will have:

                                 (i)    two demand registration rights
                                        exercisable only once during any
                                        12 month period.

                                 (ii)   piggyback rights in connection
                                        with an offering by Creo or any
                                        other Creo shareholder.

6.       Reliance on Section 85(2) of the Securities Act (British
         Columbia)/Section 75(3) of the Securities Act (Ontario)

         Not applicable.

7.       Omitted Information

         Not applicable.

8.       Senior Officers

         For further information contact:

         Thomas Kordyback
         Creo Products Inc.
         3700 Gilmore Way
         Burnaby, BC
         V5G 4M1

         Telephone:       (604) 451-2743
         Facsimile:       (604) 419-4724

9.       Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 18th day of January, 2000.


                                  CREO PRODUCTS INC.

                                  Per: "Thomas Kordyback"
                                       (Authorized Signatory)

                                  Thomas Kordyback, Vice President,
                                  Finance, Chief Financial Officer
                                  and Secretary
                                  (Print Name and Title)


















































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